NUMBEER, INC.

May 10, 2011

VIA EDGAR ONLY

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attn:  Jeff Jaramillo, Branch Chief

Re:  Numbeer, Inc.
        Form 8-K dated April 5, 2011
        Filed April 5, 2011
        File No. 333-153172

Dear Mr, Jaramillo:

Please be advised that I am the duly authorized President, Treasurer and Secretary of Numbeer, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated April 7, 2011, with respect to the above-referenced filings (the “Comment Letter”).  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
Your response to our comment 1 in your letter dated March 9, 2011 appears to indicate that, at the minimum, there was miscommunication between you and your auditors relating to the timing of the completion of their review of your Form 10-Q for the period ended November 30, 2010.  To the extent this resulted in reportable events as described in Item 304(a)(1)(v) of Regulation S-K, please amend your Form 8-K to provide the disclosures required by Item 304(a)(1)(v) and 304(b) of Regulation S-K.

The miscommunication which occurred between the Issuer and Seale and Beers, CPAs did not result in a reportable event as described in Item 304(a)(1)(v).  This fact is corroborated by Seale & Beers in their Exhibit 16.1 letter addressed to the Commission wherein they agree with the Issuer’s disclosure proscribed by Item 3.04.(a)(1)(v) of Regulation S-K.

2.
We see that you have made the contents of this Form 8-K available to Seale and Beers, CPAs and you requested that the firm furnishes a letter to the Commission as to whether it agrees or disagrees with your disclosures.  Please amend the Form 8-K to file that letter as exhibit 16.  You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

3.	The Issuer has filed an amendment to its Form 8-K to include Exhibit 16.1 which has been furnished by Seale and Beers

The Issuer hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NUMBEER, INC.
By:	/s/ Michael Allan English
Michael Allan English
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer and sole Director

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112 North Curry Street, Carson City, Nevada 89703-4934 •  Phone: (775) 321-8216